AVINO SILVER
& GOLD MINES LTD.

SUITE 400-455 GRANVILLE STREET	1-800-416-0466
VANCOUVER, BC V6C 1T1	PHONE (604) 682-3701 FAX (604)
682-3600

January 24, 2002

Alberta Securities Commission
20th Floor 10025 Jasper Ave.
Edmonton, Alberta T5J 3Z5

Dear Sirs:

Re: Audited Financial Statements for the year ended January 31, 2000

Attached please find the above documents. It appears we inadvertently left the Commission off the recipient list when initially filing the documents. We apologise for any inconvenience this may have caused.

Yours truly, Signed:

“Andrea Regnier”

Corporate Secretary